SilverCrest Retires Bank Debt Ahead of Schedule

TSX-V:SVL OTCQX:STVZF	For Immediate Release

VANCOUVER, B.C. January 9, 2012 – SilverCrest Mines Inc. (the “Company”  or “SilverCrest” )is pleased to announce that it has retired the Project Loan Facility with Macquarie Bank Limited related to the construction of the Santa Elena Mine located in Sonora, Mexico. The original amount of the loan was $12.5 million USD and the principal balance outstanding at September 30, 2011 was $7.1 million USD. The loan retirement was funded entirely with cash flow from operations and was repaid 21 months ahead of schedule.

In addition to retiring the Project Loan Facility the Company also entered into the following transactions with Macquarie Bank Limited:

  Effective December, 2011, settled the 5,000 ounce European gold call option expiring June 13, 2012 for $3,010,609 USD which will reduce the Company’s derivative instrument liability by the carrying value of $3,143,959 USD and result in a small derivative instrument gain on the transaction.

  Effective December, 2011 the Company delivered 1,141 ounces of gold in excess of the required hedge delivery schedule which reduced the required 2012 hedge delivery to 8,509 ounces of gold. As at December 31, 2011 there are 35,485 ounces of gold remaining to be delivered into the Hedging Facility during the period from 2012 to 2014.

Barney Magnusson, Chief Financial Officer stated; “Repaying the Project Loan Facility within 6 months of declaring commercial production at the Santa Elena Mine is a major milestone in the Company’s development. Coupled with the early settlement of the European call option and accelerated gold ounce deliveries in to the Hedging Facility we are well positioned to take advantage of anticipated robust precious metal prices in 2012.”

The Company anticipates production of approximately 33,000 ounces of gold and 435,000 ounces of silver for 2012. After making the gold stream payment to Sandstorm Gold Ltd. and deliveries to the Hedging Facility the Company expects to have approximately 18,000 ounces of gold and all 435,000 ounces of silver available for delivery at spot metal prices during the year.

The above transactions strengthen the Company’s free cash flow in 2012 and re-enforces the ability to carry out the Expansion Plan at the Santa Elena Mine and continue to aggressively explore the La Joya Project located in Durango, Mexico.

For further information, please refer to News Releases on the Company’s website at www.silvercrestmines.com, and on SEDAR at www.sedar.com.

SilverCrest Mines Inc. (TSX-V:SVL  OTCQX:STVZF) is a Mexican precious metals producer with headquarters based in Vancouver, BC.  SilverCrest’s flagship property is the 100% -owned Santa Elena Mine, which is located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$ 8 per ounce of silver equivalent (55:1Ag:Au). SilverCrest anticipates that the 2,500 tonnes per day facility should recover approximately 4,805,000 ounces of silver and 179,000 ounces of gold over the 6.5 year life of the open pit phase of the Santa Elena Mine. A three year expansion plan is underway to double metals production at the Santa Elena Mine and exploration programs are rapidly advancing the definition of a large polymetallic deposit at the La Joya property in Durango State.

FORWARD-LOOKING STATEMENTS

This presentation contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove in correct, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this news release is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

Contact: Fred Cooper
Telephone: (604)694-1730 ext.108
“J. Scott Drever”	Fax: (604)694-1761
J. Scott Drever, President	Toll Free: 1-866-691-1730
SILVERCREST MINES INC.	Email: info@silvercrestmines.com
Website: www.silvercrestmines.com
Suite 501-570 Granville Street
Vancouver, BC Canada V6C3P1

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